As filed with the Securities and Exchange Commission on February 16, 2005

Registration No. 333-122091

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MarineMax, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	59-3496957

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
(727) 531-1700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William H. McGill, Jr.
Chairman, President, and Chief Executive Officer
18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
(727) 531-1700

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Robert S. Kant, Esq.
Scott K. Weiss, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum offering	Proposed maximum	Amount of
securities to be registered	registered(1)	price per share (2)	aggregate offering price(2)	registration fee
Common Stock, par value $.001 per share	3,361,200 shares	$28.65	$96,298,380	$11,335	(3)

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend, or similar transaction.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee. Calculated based upon the average of the high and low sales prices of the Registrant’s common stock on January 13, 2005 as reported on the New York Stock Exchange.

(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 16. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-10.20
Exhibit 23.2

     The Registrant has filed this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Reg. No. 333-122091) pursuant to Rule 462(d) of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, to file the Registrant’s Amended and Restated Credit and Security Agreement executed on February 15, 2005 effective as of February 3, 2005 among the Registrant and its subsidiaries, as Borrowers, Keybank National Association and Bank of America, N.A., and various other lenders, as Lenders, which agreement is attached hereto as Exhibit 10.20.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

Exhibit
Number	Exhibit
1.1	Form of Underwriting Agreement*

4.1	Form of Certificate of Common Stock (1)

4.2	Rights Agreement, dated August 28, 2001 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (2)

5.1	Opinion of Greenberg Traurig, LLP†

10.20	Amended and Restated Credit and Security Agreement executed on February 15, 2005 effective as of February 3, 2005 among the Registrant and its subsidiaries, as Borrowers, Keybank National Association and Bank of America, N.A., and various other lenders, as Lenders

23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)†

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney of Directors and Executive Officers (included on the signature page of the Registration Statement)†

*	To be filed by amendment or under subsequent Current Report on Form 8-K.

†	Previously filed.

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated September 4, 2001, as filed on September 5, 2001.

II-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Clearwater, state of Florida, on the 16 day of February, 2005.

MARINEMAX, INC.
By:	/s/ William H. McGill Jr.
William H. McGill Jr.
Chairman of the Board, President, and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity	Date

/s/ William H. McGill Jr. William H. McGill Jr.	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)	February 16, 2005
/s/ Michael H. McLamb Michael H. McLamb	Executive Vice President, Chief Financial Officer, Secretary, and Director (Principal Financial and Accounting Officer)	February 16, 2005
* Robert D. Basham	Director	February 16, 2005
* Hilliard M. Eure III	Director	February 16, 2005
* John B. Furman	Director	February 16, 2005
* Robert S. Kant	Director	February 16, 2005
* Dean S. Woodman	Director	February 16, 2005

* By: /s/ Michael H. McLamb

Attorney-in-Fact

II-2

EXHIBIT INDEX

Number	Exhibit
1.1	Form of Underwriting Agreement*

4.1	Form of Certificate of Common Stock (1)

4.2	Rights Agreement, dated August 28, 2001 between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (2)

5.1	Opinion of Greenberg Traurig, LLP†

10.20	Amended and Restated Credit and Security Agreement executed on February 15, 2005 effective as of February 3, 2005 among the Registrant and its subsidiaries, as Borrowers, Keybank National Association and Bank of America, N.A., and various other lenders, as Lenders

23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)†

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney of Directors and Executive Officers (included on the signature page of the Registration Statement)†

*	To be filed by amendment or under subsequent Current Report on Form 8-K.

†	Previously filed.

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated September 4, 2001, as filed on September 5, 2001.